Notice Declaring Intention
to be Qualified under
National Instrument 44-101
Short Form Prospectus Distributions
("NI 44-101")

August 26, 2009

To: British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission

PolyMet Mining Corp. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

POLYMET MINING CORP.

Douglas Newby
Chief Financial Officer